April 27, 2006

Mail Stop 4561

Mr. Raymond W. Braun
Chief Financial Officer
Health Care REIT, Inc.
One SeaGate, Suite 1500
Toledo, Ohio 43604

Re: Health Care REIT, Inc.
       Form 10-K for the year ended December 31, 2005
       Filed March 10, 2006
       File No. 1-08923

Dear Mr. Braun:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Where indicated, we think you should revise your document in response to these
comments in future filings. If you disagree, we will consider your explanation as to why
our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In our comments, we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 50

1.   We note that management uses FFO, FAD and EBITDA to facilitate internal and
        external comparisons to your historical operating results, in making operating
        decisions and for budget planning purposes. If you consider these financial
        measures to be both performance and liquidity measures as your description

suggests, revise your presentation to include all of the information required by item 10(e) of Regulation S-K for a liquidity measure. Alternatively, revise to clarify management's use of the non-GAAP financial measures. Refer to Question 12 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*.

2.   Please revise the title of the measure currently referred to as EBITDA since it differs from EBITDA as defined in FR-65. We refer you to Question 14 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*. In addition, please revise your disclosure to further explain your basis for each additional adjustment to EBITDA such as provision for loan losses, capitalized interest, and stock-based compensation.

Critical Accounting Policies, page 53

Fair Value of Derivative Instruments, page 55

3.   It appears that changes in assumptions related to the valuation of your derivative instruments could have a material impact on expenses. Please revise your disclosure to include a quantitative analysis that provides the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. We refer you to SEC Release 33-8350.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief